UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-22347
Ascent Pediatrics, Inc. _________________________________________________________________________________________ (Exact name of registrant as specified in its charter)

187 Ballardvale Street, Suite B125, Wilmington, Massachusetts 01887, (978) 658-2500
_________________________________________________________________________________________
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Depositary Shares, each representing one share of Common Stock, par value $0.00004 per share, subject to a call option and evidenced by a depositary receipt
Common Stock, par value $0.00004 per share _________________________________________________________________________________________ (Title of each class of securities covered by this Form)

None
_________________________________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i) ☒ Rule 12g-4(a)(1)(ii) ☐ Rule 12g-4(a)(2)(i) ☐ Rule 12g-4(a)(2)(ii) ☐		Rule 12h-3(b)(1)(i) ☒ Rule 12h-3(b)(1)(ii) ☐ Rule 12h-3(b)(2)(i) ☐ Rule 12h-3(b)(2)(ii) ☐ Rule 15d-6 ☐
Approximate number of holders of record as of the certificate or notice date: one holder of record
Pursuant to the requirements of the Securities Exchange Act of 1934 Ascent Pediatrics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 15, 2001	By	MARK A. PRYGOCKI, SR. Mark A. Prygocki, Sr. Secretary, Treasurer